UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 17 May 2003 – 23 May 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Third Quarter Results to 31 March 2003

1.1	Revised Annexure One Segment Note

Miscellaneous

2.1	Disclosure of Subsequent Director Relevant Interests

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ LINDA COX
Linda Marie Cox
Company Secretary

Dated: 23 May 2003